                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 33)*

                         CELLULAR COMMUNICATIONS, INC.
- - -------------------------------------------------------------------------------
                               (NAME OF ISSUER)
                Series A Common Stock, par value $.01 per share
- - -------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

Kristina Veaco, Esq.                            Nathaniel M. Cartmell III, Esq.
AirTouch Communications        15091710         Pillsbury Madison & Sutro
425 Market Street           --------------      P.O. Box 7880
San Francisco, CA 94105     (CUSIP NUMBER)      San Francisco, CA 94120-7880
(415) 658-2088                                  (415) 983-1570
- - -------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)
                          April 11, 12, 13 & 15, 1994
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     NOTE:

     THIS AMENDMENT NO. 33 WAS PREVIOUSLY FILED ON APRIL 25, 1994 AND IS BEING RE-FILED AT THE DIRECTION OF THE SECURITIES AND EXCHANGE COMMISSION SOLELY FOR PURPOSES OF CORRECTING THE CIK NUMBER FOR CELLULAR COMMUNICATIONS, INC. IN ALL OTHER RESPECTS THIS DOCUMENT IS IDENTICAL TO AMENDMENT NO. 33 AS FILED ON APRIL 25, 1994, AND THE FILING DATE HEREOF WILL BE ADJUSTED TO SUCH DATE.

                               Page 1 of 5 pages

                                 SCHEDULE 13D

- - -----------------------
  CUSIP NO. 15091710
- - -----------------------

- - ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        AIRTOUCH COMMUNICATIONS
        94-2995122
- - ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [X]

- - ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- - ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC

- - ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]
 5

- - ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        California

- - ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7
     NUMBER OF              3,113,800

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY       8
                            -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                      9
    REPORTING               3,113,800

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            -0-
- - ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        3,113,800

- - ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
12
        N/A
- - ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        36.0%

- - ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

- - ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 5 pages
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      AirTouch Communications, a California corporation ("AirTouch"), hereby amends, as set forth below, its Statement on Schedule 13D, filed on February 18, 1992 and amended from time to time thereafter (the "Statement"), relating to the Series A Common Stock, $.01 par value (the "Series A Common Stock"), of Cellular Communications, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Statement.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 3 is amended by adding the following:

     The amount of funds used to purchase the 132,700 additional shares of Series A Common Stock reported as beneficially owned in Item 5 of this Amendment No. 33 was approximately $5,909,800, the source of which was working capital.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The response to Item 5 is amended by replacing the first paragraph of part
(a) with the following:

     (a) As of April 22, 1994, AirTouch owned 3,113,800 shares of Series A Common Stock. According to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, the number of shares of Series A Common Stock outstanding as of March 21, 1994 was 8,643,260. Based on such information, the 3,113,800 shares of Series A Common Stock beneficially owned by AirTouch represent approximately 36.0% of the class. See the Note below. Such shares represent approximately 7.3% of the Issuer's outstanding capital stock. Neither AirTouch nor, to the best of its knowledge, any executive officer or director of AirTouch, beneficially owns any shares of Series A Common Stock.

                              Page 3 of 5 Pages

     The response to Item 5 is further amended by adding the following at the end of paragraph (c):

     (c) On April 11, 12, 13 and 15, 1994, AirTouch purchased an aggregate of 132,700 shares of Series A Common Stock in over-the-counter transactions at the following prices per share (excluding brokerage commissions):

                                            Price per share (excluding
Date                    Number of Shares    brokerage commissions)
- - ----                    ----------------    --------------------------
April 11, 1994               2,700                $ 44.50

April 12, 1994              25,000                $ 44.50

April 13, 1994               5,000                $ 44.50

April 15, 1994             100,000                $ 44.50


                               Page 4 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       AIRTOUCH COMMUNICATIONS



                                       By:  /s/ C. L. Cox
                                           ------------------------------
                                            C. L. Cox
                                            President and
                                            Chief Operating Officer


Dated: April 22, 1994

                               Page 5 of 5 Pages